Mail Stop 3561

January 4, 2006

Stephen W. Carnes
President
Signature Leisure, Inc.
100 Candace Drive
Suite 100
Maitland, FL 32751

>   **Re: Signature Leisure, Inc.**
>   **Amendment No. 2 to Registration Statement on Form SB-2**
>   **Filed December 6, 2005**
>   **File No. 333-126509**

Dear Mr. Carnes:

    We have reviewed your filings and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1.   We encourage you to review your entire prospectus for typographical errors that may result in investor confusion. For example, you repeat the same paragraph in the first and fourth paragraph of your MD&A section.

2.   Please update your entire prospectus to reflect your most recent information. For example, update your executive compensation disclosure to reflect amounts for 2005.

Prospectus Cover Page

3.   We note that you refer to the sale of shares "by certain persons who are stockholders . . ."
        and references to "selling stockholders" throughout the prospectus. Please revise
        throughout so that it is clear that Katalyst Capital Group is the sole selling stockholder.
        Similarly, since you are the company's only director and executive officer, please revise
        throughout to make clear that there is only one director and officer of the company (not
        "directors" or "officers."

Prospectus Summary, page 1

4.   We note your response to prior comment 1, however, the description of each of your
        businesses is still vague. For example, we note your disclosure that "E Cubed
        Technologies, Inc. is an authorized dealer docSTAR which is a document imaging
        solutions company with whom [you] are currently working." Please clarify what specific
        products and services this subsidiary markets and briefly clarify your arrangements with
        docSTAR. Also, please clarify the ongoing the nature of your auto business. For
        example, disclose who you purchase your vehicles from and who your customers are. At
        one point in your prospectus, you refer to your auto business as focusing on wholesale
        sales (page 19) but then later you indicate that your target customers are individuals
        looking to buy a vehicle (page 29).

5.   We note that you entered into the placement agent agreement on July 7, 2005 and that
        Spencer-Clarke "facilitated an introduction of the parties . . .," however, you entered into
        the standby equity distribution agreement on January 20, 2005. Accordingly, it is unclear
        why the placement agent agreement was entered into approximately six months after you
        entered into the equity distribution agreement and why your standby equity distribution
        agreement, dated January 20, 2005, references Spencer-Clarke even though Spencer-
        Clarke was not involved prior to July 2005.. Please clarify.

Risk Factors, page 6

We depend on the efforts of one executive officer . . ., page 6

6.   Please revise to address the following:

        •   Disclose approximately how much time Mr. Carnes devotes each week to your
                business;
        •   We note your disclosure that "the loss of his services could materially harm
                [your] business." Please avoid this type of boilerplate language. Rather, disclose
                specifically how your business would be materially harmed. For example, would
                you likely cease operations since he is your sole officer and director?; and

- • Please refer to prior comment 13 and describe the risks associated with your one officer trying to develop the company's fledgling businesses and simultaneously managing the reporting requirements of a public company.

Management recognizes that we must raise additional financing . . ., page 6

7. We note the disclosure you have added in response to prior comment 11. Please also disclose how much Mr. Carnes is currently entitled under his employment arrangements and clarify that Mr. Carnes is entitled to receive the bonus for each acquisition regardless of the value of the company being acquired.

Signature Leisure has entered into an employment agreement . . ., page 7

8. We note the disclosure in the caption that entering into the employment agreement "*could result* in a conflict of interest . . ." (emphasis added) Because you have already entered into this agreement, please revise. Also, disclose the terms of his agreement and clarify why "[s]uch a position may present a conflict of interest given the current financial position of Signature Leisure." Disclose also that the payment for $450,000 in accrued compensation was issued in stock at a 25% discount that was worth $600,000, based on the then-current market price. Please similarly disclose the April 2005 issuance to Mr. Carnes.

Our common stock has a low trading volume . . ., page 7

9. Please clarify whether the averaging trading volume you cite is the total trading volume for the 30 day period or the average daily volume. Also, it appears that you have included boilerplate disclosure that does not appear to apply to your company, such as your reference to "securities analysts." If you do not have any security analysts following your company, please delete this disclosure.

Use of Proceeds, page 13

10. Please revise to address the following:

- • Include separate line items in your use of proceeds chart under operating capital for the amount you have allocated for the payment of your debts and the amount to increase your vehicle inventory;
- • Revise so that your use of proceeds does not reflect the payment of the offering's expenses; these costs should be subtracted from your gross proceeds;
- • Clarify whether your offering expense totals reflect the 1% retainer, and if not, revise to include this dollar amount;

- Please revise your "offering expenses" footnote to include more specifically what these expenses include and the amounts. In this regard, we note your disclosure in your plan of distribution section regarding what these expenses include.
- The disclosure you have added under "Business Development" and Infrastructure and improvements" is vague. In this regard, please briefly describe what you mean by "training expenses associated with the development of additional corporate partnerships" and how your infrastructure improvements will "streamline [your] application and access systems, workflow, and communications" and "improve scalability and reliability . . ." Please revise to use clear, everyday language; and
- We note your disclosure that "[you] have not determined" how much, if any, of these proceeds will be used . . ." to pay Mr. Carnes' accrued salary. Please clarify that Mr. Carnes, as the sole officer and director, will make the decision regarding how much of the proceeds will be used to pay himself this accrued amount.

Management's Discussion and Analysis or Plan of Operations, page 19

11. We note the disclosure you have added in your second risk factor that "[m]anagement believes that it may become profitable by the fourth quarter of the fiscal year 2007." We also note your statement in MD&A that you expect "to use profits from operations to maintain and grow" your businesses. Please address both of these statements further in this section with special attention given to the fact that the company has never generated profits from operations to date.

12. We note your statement on page 28 that in order to generate material sales revenues you are continuing "to work on building the list of clients for all three operating units." Clarify in MD&A the specific steps and personnel that are doing so for your company.

Signature Auto, page 19

13. We note the disclosure you have added in response to prior comment 28. Please disclose how much you generally receive in revenue from the sale of a vehicle. Also, we note the disclosure you have added regarding the "two $50,000 floor plan credit lines . . ." Please describe what this type of credit line is and disclose the terms of these credit lines in your liquidity section. Please also file these agreements as exhibits.

Parker Productions, page 19

14. Please clarify here and in your business section how you generate revenues from Parker Productions. For example, do you charge a fee per each model and/or staff person you provide? Do you enter into agreements with your customers? Please also explain why your cost of contracted services was 236% of revenue for the three months ended

September 30, 2005. Please disclose whether you expect this cost to remain significantly above your revenues from services.

E Cubed Technologies, page 20

15. Please describe your arrangements with Dell and DocStar.

Liquidity and Capital Resources, page 24

16. We note your disclosure that you "will require approximately $950,000 in funding in the next twelve months," however, please disclose your specific requirements included in this amount and the respective amounts for each.

17. We note your added disclosure that Mr. Carnes "will advance cash to the Company to pay expenses for operations." Since the company has no commitments from Mr. Carnes to finance operations, revise this statement to make clear that Mr. Carnes is under no obligation to finance operations.

18. We note your statement that the company has "no plans to make any material capital expenditures." We also note your statement that you "will allocate funds for infrastructure and improvements…" (both statements on page 25). Please reconcile.

Certain Relationships and Related Transactions, page 35

19. Please disclose the outstanding working capital balance and car allowance owed as of recent dates.

20. We note your disclosure regarding the "$450,000 in stock issued to the sole officer and director . . ." It appears that you issued $600,000 in stock to Mr. Carnes since it was issued at a 25% discount to the then-current market price. Please revise and disclose the discount. Please also disclose the April 2005 issuance of stock to Mr. Carnes in this section.

Market Price of and Dividends . . ., page 36

21. Please update the chart to include the most recent quarters.

How to Get More Information, page 39

22. We note your disclosure that "[p]rior to the effective date of the registration statement [you] were not subject to the information requirements of the Securities Exchange Act of

1934," however, your common stock is registered under Section 12(g). Accordingly, please revise this disclosure.

<u>Exhibits, page II-3</u>

23.   Please refer to prior comment 42. Please re-file your correct agreements.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Albert Pappas, Staff Attorney, at (202) 551-3378, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Christopher Davies, Esq.
        Kirkpatrick & Lockhart Nicholson Graham LLP
        (305) 358-7095 (fax)